NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces CFO Change

Calgary, Alberta, June 8, 2011 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) is pleased to announce the promotion of Mr. Derren Newell to the position of chief financial officer (“CFO”).  Mr. Newell, previously financial Controller has extensive experience and expertise in finance, accounting, audit, tax and a wealth of experience with strategic and operational support in the energy and distribution industries.

Mr. Newell succeeds Mr. Mark Schweitzer who is leaving CE Franklin to pursue an opportunity with an oil sands development company.

 “Our succession planning and bench strength allows a strong performer to step into the role to continue to advance CE Franklin’s strategies,” said Michael West, President and CEO. “On behalf of our board of directors and management team, I would like to thank Mark for his commitment and contribution during his tenure at CE Franklin. Mark helped move forward our acquisition and diversification strategies and Derren will help us continue on this path,” added Mr. West.

Derren Newell will start the role immediately and Mr. Schweitzer will ensure a smooth transition.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Mr. Michael West

800-345-2858

investor@cefranklin.com

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